UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12.18.02
1-3285

03006618

January 28, 2003

Gregg M. Larson
Assistant General Counsel
and Secretary
Office of General Counsel
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act 1934
Section
Rule 14A-8
Public Availability 1-28-2003

Re: 3M Company
Incoming letter dated December 18, 2002

Dear Mr. Larson:

This is in response to your letters dated December 18, 2002 and January 20, 2003 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received a letter on the proponent's behalf dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gregg M. Larson
Assistant General Counsel
and Secretary

Office of General Counsel

December 18, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Under Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter notifies you that 3M intends to omit the proposal (the "Proposal") submitted to 3M by Nick Rossi from the proxy statement and form of proxy for 3M's 2003 annual meeting of stockholders. The 2003 annual meeting is currently scheduled for May 13, 2003, and 3M expects to file its definitive proxy materials for the meeting by March 24, 2003. A copy of the Proposal and accompanying cover letter, dated October 1, 2002, is attached hereto as Attachment A. The cover letter states that Mr. John Chevedden is representing Mr. Rossi with regard to the Proposal and is Mr. Rossi's proxy for all purposes in connection with the Proposal.

3M requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if 3M omits the Proposal (including the supporting statement) from the proxy materials for the reasons set forth in this letter.

I. The Proposal

The Proposal states:

> "This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

II. Reasons for Omission

3M believes that it may omit the Proposal for the following reasons: (A) 3M has already substantially implemented the Proposal and therefore may exclude the Proposal under Rule 14a-8(i)(10), and (B) the Proposal, if implemented, would violate state law, and therefore 3M may exclude the Proposal under Rule 14a-8(i)(2). The reasons for 3M's conclusions in these regards are set forth below.

3M Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

A. <u>The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because 3M Has Already Substantially Implemented the Proposal</u>.

Last year, Mr. Rossi and Mr. Chevedden submitted a similar proposal relating to rights plans, or "poison pills", notwithstanding the fact that 3M does not have and has never adopted a rights plan. Following the vote on that proposal, 3M's Board of Directors adopted the following policy (the "3M Policy"):

> The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The Board also directed 3M's Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the 3M Policy. The terms of the 3M Policy will be included in 3M's published Corporate Governance Guidelines and its proxy statement.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983).

It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal.

In the current case, the 3M Policy that 3M's Board adopted in response to last year's proposal clearly also constitutes substantial implementation of the Proposal that Mr. Rossi and Mr. Chevedden have submitted this year. The first part of the Proposal, recommending "that the Board of Directors redeem any poison pill previously issued (if applicable)" is not applicable to 3M, because 3M has no current rights plan. The second part of the proposal recommends that the Board "not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." The 3M Policy squarely addresses the underlying concerns of this part of the Proposal.

The 3M Policy permits 3M to adopt a rights plan only with stockholder approval or if "the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval." Thus, the only difference between the Proposal and the 3M Policy is the limited reservation necessary to permit the Board to act in accordance with its fiduciary responsibilities.

As set forth in more detail in Part II.B. below, under Delaware law, a board of directors may not abdicate its right and ability to manage the corporation and act in accordance with its fiduciary responsibilities. Thus, in order to be consistent with Delaware law, the proposal would need to have an implied reservation in substance covering the kind of limited reservation that is made explicit in the 3M Policy. If this type of reservation is implied in the Proposal, then the 3M Policy not only substantially, but fully, implements the Proposal. For this reason, 3M may omit the Proposal under Rule 14a-8(i)(10).

B. <u>The Proposal May Be Omitted Under Rule 14a-8(i)(2) Because, If Implemented, It Would Violate Delaware Law</u>

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if its implementation would violate applicable state law. To the extent the Proposal is interpreted to place constraints on adoption of a rights plan beyond the constraints that the 3M Policy already imposes, it would violate Delaware law. The bases for this conclusion are set forth below.

1. *Delaware Law Grants The Board Of Directors The Exclusive Authority To Manage The Company*

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation. 8 Del. C. § 141(a).

Delaware courts have consistently acknowledged that the authority to manage a corporation's affairs resides with the directors. The Supreme Court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware," that directors alone are entrusted with the obligation of managing the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); (*see, also,* Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation").

In fact, directors, as fiduciaries to the corporation and its shareholders, have the duty to exercise diligently their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. *See* Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990). In addition, directors may not agree to limit their ability to act in accordance with their fiduciary responsibilities. *See e.g.*, ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable") (*quoting* Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994)).

It is also well established that the adoption and maintenance of a rights plan is within the myriad powers specifically within the director's purview. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (dealing with the adoption of defensive measures generally); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (dealing with the adoption of rights plans specifically). Consistently, the Delaware courts have recognized that the adoption of a rights plan "is an appropriate exercise of managerial judgement...." Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.), aff'd, 500 A.2d 1346 (Del. 1985).

To the extent the Proposal were to create an inflexible rule depriving 3M's Board of the ability to adopt a rights plan without stockholder approval under the specific circumstances in which a majority of the independent directors have determined, in the exercise of their fiduciary obligations, that adoption without delay is in the best interests of 3M's stockholders, then the Proposal would be contrary to this well settled body of Delaware case law. And, as set forth above, to the extent the Proposal implicitly carves out this limited ability for 3M's Board, then the Proposal is already implemented by the 3M Policy.

2. *Implementation of the Proposal Would Contravene the Delaware General Corporation Law*

Section 157 of the DGCL states:

(a) Subject to any provisions in the certificate of incorporation,

> every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

See 8 Del. C. § 157.

By its terms, Section 157 authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. It should be noted that unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, Section 157 does not set forth any powers that can be exercised by shareholders. Indeed, the only available limitation to the authority granted by Section 157 would be any set forth in the corporation's certificate of incorporation. Section 157 grants the power and authority to create and issue any rights to the board of directors only, subject only to any restraints that may be contained in the certificate of incorporation. Neither the shareholders nor the bylaws of a corporation are afforded any right to dictate or control this process.

Once again, to the extent the Proposal were interpreted to deprive 3M's Board of the ability to adopt a rights plan without stockholder approval under the limited circumstances set forth in its policy, the Proposal would be contrary to the rights granted under Section 157 of the DGCL, which may only be limited by the certificate of incorporation. And, of course, if the Proposal is interpreted consistently with the 3M Policy, then the Proposal is already implemented.

C. Mr. Chevedden Is the True Proponent.

3M believes that Mr. Chevedden, and not Mr. Rossi, is the true proponent of the Proposal, and that under Rule 14a-8(b), Mr. Chevedden should not be permitted to submit the Proposal in that he is not a 3M shareholder. The Proposal is one in a long list of shareholder proposal submissions by Mr. Chevedden at a number of companies in which he has used a shareholder as the nominal proponent to have his proposal considered without his owning any of the stock of the corporation at issue, or otherwise having any economic interest in the corporation. This practice represents the type of abuse of the shareholder proposal submission process that the Commission had in mind when the proxy rules were amended to require a minimum shareholding and a minimum holding period. *See* Release No. 34-20091 (August 16, 1983). Because the Staff did not accept this as a basis for excluding the similar proposal last year, and because there are other compelling bases for exclusion of the Proposal this year, 3M is not asserting this as a separate basis for exclusion this year. If the Staff or the Commission determines as a policy matter, however, to look further into Mr. Chevedden's practices, 3M believes this would be an additional reason for excluding the Proposal.

III. Request

3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal (including the supporting statement) from its proxy materials for the reasons set forth above.

By copy of this letter, 3M notifies Mr. Rossi and Mr. Chevedden of its intention to omit the Proposal (including the resolution and supporting statement) from its proxy materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at 651-733-2204 with any questions or comments regarding the foregoing.

Sincerely,

Gregg M. Larson

cc: Mr. Nick Rossi
Mr. John Chevedden

ATTACHMENT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. W. James McNerney, Jr.
Chairman
3M Company (MMM)
3M Center
St. Paul, MN 55144
Phone: (651) 733-1110
Fax: (651) 737-3061, 733-2782
Email: miginter@mmm.com

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including [redacted] ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi

October 1-2002

cc: Gregg M. Larson
FX: 651/736-9469

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 30, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

3M Company (MMM)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Nick Rossi

Ladies and Gentlemen:

This letter addresses the aggressive and ill-supported company no action request to suppress a well-established shareholder proposal topic. The company lacks sufficient credible evidence for its substantially implemented claim.

Company Failure at the Start

The company appears to violate rule 14a-8 from the beginning by failing the requirement for simultaneous delivery of the no action request to both the Office of Chief Counsel and the shareholder party. The company forwarded its no action request by ordinary mail to the proponent and the company is thus unable to verify a date on which it was delivered. If the company sent this no action request to the Office of Chief Counsel by overnight delivery or other means subject to verification, it is requested that this no action request be declined on this procedural basis.

A copy of the company envelop with the December 18, 2002 postage meter date is attached.

Incomplete Company No Action Request

The company does not submit the complete document in which the company purported poison pill policy is contained. Thus there is no way to verify any limitations that may apply to this policy based on surrounding text. There is also no way to verify any context. The board's resolution to adopt the policy is also missing.

Weak Company Policy Lacks Authority

The company policy is too vague to have any or much authority to impact poison pills. There is no definition of key terms of "best interests." The policy appears to grant an almost unlimited exception power to adopt a poison pill – to apply under any "circumstance existing at the [any] time."

No Company Provision for Shareholder Vote

A shareholder vote is a key part of the proposal. There is no provision for a shareholder vote in the "3M Policy." Also there is no provision that the majority of the board would need to be independent to adopt a poison pill.

Circular Policy?

This substitute company policy could be largely moot because it can apparently be reversed next month or later without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be excluded by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out after a no action determination favorable to suppression of a related shareholder proposal.

Mr. Rossi is an advocate of prudent investing and governance practices and has independently submitted shareholder proposals for more than 10 years. The company submitted no challenge to this fact. There is no company claim that Mr. Rossi should be restricted in associating with other investors regarding investing and governance issues.

Fr the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any part of the text.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

W. James McNerney, Jr.
Chairman

Office of General Counsel
Minnesota Mining and
Manufacturing Company
3M Center
PO Box 33428
St. Paul, MN 55133-3428

DEC 18 '02
PB METER 7127821
0.60
U.S. POSTAGE

3M

John Chevedden
2215 Nelson Avenue
#205
Redondo Beach, CA 90278

90278X2453

3 – Shareholder Vote regarding Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills

Yes on 3

Gregg M. Larson
Assistant General Counsel
and Secretary

Office of General Counsel

RECEIVED
2003 JAN 22 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

3M

January 20, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 3M Company - Stockholder Proposal Submitted by Nick Rossi

Dear Sir or Madam:

This letter is in response to a letter the Company received on January 15, 2003, in which John Chevedden claimed the "company does not submit the complete document in which the company purported poison pill policy is contained."

My letter to the Staff dated December 18, 2002 contained all relevant portions of the policy. Enclosed for your reference is a certified copy of the Resolution of the Board of Directors of 3M Company adopting, at its August 2002 board meeting, its "Policy on Adoption of a Rights Plan."

3M does not have and has never adopted a rights plan. Pursuant to its policy adopted in August 2002, the Board would only adopt a rights plan if either (1) the stockholders have approved adoption of the rights plan as a result of a stockholder vote at a regular or special meeting of stockholders, or (2) the majority of independent directors, in the exercise of their fiduciary duties as required by Delaware law, makes a determination that, under the circumstances, it is in the best interest of stockholders to adopt a rights plan without the delay that would result from seeking prior stockholder approval. For example, in the heat of a hostile takeover, the Board may determine in the exercise of its fiduciary duties that the adoption of a rights plan in order to achieve a higher price for stockholders would be in the "best interests of stockholders."

Please call me if you have any questions.

Sincerely,

Gregg M. Larson

Gregg M. Larson

cc: Mr. Nick Rossi
Mr. John Chevedden

Enclosure

3M Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204
651 736 9469 Fax

CERTIFIED COPY OF RESOLUTION
OF
THE BOARD OF DIRECTORS OF
3M COMPANY
A DELAWARE CORPORATION

I, the undersigned, Secretary of 3M Company, a corporation duly organized and existing under the laws of Delaware, and having its principal place of business in St. Paul, Minnesota, hereby CERTIFY that the attached is a true copy of a certain resolution duly adopted by the Board of Directors of the said corporation, in accordance with the Bylaws, and recorded in the minutes of a meeting of the said Board of Directors duly held on August 12, 2002, and not subsequently rescinded or modified.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of said corporation this 17th day of January, 2003.

Gregg M. Larson
Secretary

[seal]

Board of Directors
August 12, 2002

Policy on Adoption of a Rights Plan

Mr. Larson gave an overview of the draft Policy on Adoption of a Rights Plan. Upon recommendation of the Nominating and Governance Committee and motion duly made and seconded, the Board accepted the Policy on Adoption of a Rights Plan as follows:

In 2002, Mr. Nick Rossi, a 3M stockholder, submitted a shareholder proposal to 3M regarding the approval process for adopting a stockholders' rights plan (also known as a "poison pill"). 3M does not have a rights plan and is not presently considering adopting one. However, 3M continues to believe that there may be circumstances under which adoption of a rights plan would be necessary to give the Board the negotiating power and leverage to obtain the best result for 3M stockholders in the context of a takeover effort.

Following consideration of the favorable vote Mr. Rossi's proposal received and in light of this belief, the Board has adopted a statement of policy on this topic. The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The Board has directed the Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the policy. The terms of the policy, as in effect, will be included in 3M's published Corporate Governance Guidelines and its proxy statement.

* * * * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated December 18, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption of extension has been submitted to a shareholder vote."

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor